CI FINANCIAL CORP.

Report on Voting Results

Section 11.3 of National Instrument 51-102

The following discloses the voting results of the annual and general meeting of the shareholders of CI Financial Corp. (the “Corporation”) held on June 22, 2022. Shareholders holding an aggregate of 141,079,417 common shares (72.07% of outstanding shares) were present or represented by proxy at the meeting.

1.    Election of Directors

Each of the following nominees was elected as a director of the Corporation to serve until the close of the next annual meeting of the shareholders:

Nominee	Votes For	% For	Votes Withheld	% Withheld
William E. Butt	135,813,018	97.35%	3,698,698	2.65%
Brigette Chang-Addorisio	138,318,913	99.15%	1,192,803	0.85%
William T. Holland	130,684,520	93.67%	8,827,196	6.33%
Kurt MacAlpine	138,354,796	99.17%	1,156,920	0.83%
David P. Miller	101,865,736	73.02%	37,645,980	26.98%
Tom P. Muir	137,069,274	98.25%	2,442,442	1.75%
Paul J. Perrow	134,546,729	96.44%	4,964,987	3.56%
Sarah M. Ward	138,946,506	99.59%	565,210	0.41%

2.    Appointment of Auditors

Shareholders re-appointed Ernst & Young LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders.

Outcome    Votes FOR    %    Votes WITHHELD        %

Carried    123,950,012    87.86%    17,129,405    12.14%

3.    Say on Executive Compensation

On an advisory basis, Shareholders did not accept the approach to executive compensation disclosed in the Management Information Circular dated May 3, 2022.

Outcome    Votes FOR    %    Votes AGAINST        %

Not Carried    62,909,538    45.09%        76,602,178        54.91%

For additional information, please see the Management Information Circular.

DATED the 22nd day of June, 2022.

    /s/ Bradley R. Howard
    Bradley R. Howard
    Corporate Secretary
CI Financial Corp.